BRE Select Hotels Corp

c/o Blackstone Real Estate Partners VII L.P.

345 Park Avenue

New York, New York 10154

(212) 583-5000 – Phone

November 13, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

To Whom it May Concern:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BRE Select Hotels Corp has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on November 13, 2013.

Respectfully submitted,

BRE Select Hotels Corp

By:	/s/ WILLIAM J. STEIN

Name:	William J. Stein
Title:	Chief Executive Officer and Senior Managing Director